Exhibit 99.7

Prospectus Supplement

Interests in

SBERA 401(k) PLAN AS ADOPTED BY

GEORGETOWN SAVINGS BANK

Offering of Up to 121,411 Shares of

GEORGETOWN BANCORP, INC.

Common Stock

In connection with the reorganization of Georgetown Savings Bank into the mutual holding company form of organization and the adoption of a stock issuance plan, Georgetown Bancorp, Inc. is allowing participants in the SBERA 401(k) Plan as adopted by Georgetown Savings Bank (the “Plan”) to invest all or a portion of their accounts in stock units representing an ownership interest in the common stock of Georgetown Bancorp, Inc. (the “Common Stock”). Based upon the value of the Plan assets at June 30, 2004, the trustee of the Plan could purchase up to 121,411 shares of the Common Stock, assuming a purchase price of $10.00 per share. This prospectus supplement relates to the initial election of Plan participants to direct the trustee of the Plan to invest all or a portion of their Plan accounts in stock units representing an ownership interest in the Georgetown Bancorp, Inc. Stock Fund at the time of the stock offering.

The Georgetown Bancorp, Inc.’s prospectus, dated November         , 2004, is attached to this prospectus supplement. It contains detailed information regarding the reorganization and stock offering, Georgetown Bancorp, Inc. common stock and the financial condition, results of operations and business of Georgetown Savings Bank. This prospectus supplement provides information regarding the Plan. You should read this prospectus supplement together with the prospectus and keep both for future reference.

For a discussion of risks that you should consider, see “Risk Factors” beginning on page              of the prospectus.

The interests in the Plan and the offering of the Common Stock have not been approved or disapproved by the Office of Thrift Supervision, the Securities and Exchange Commission or any other federal or state agency. Any representation to the contrary is a criminal offense.

The securities offered in this prospectus supplement are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

This prospectus supplement may be used only in connection with offers and sales by Georgetown Bancorp, Inc. of interests or shares of Common Stock pursuant to the Plan. No one may use this prospectus supplement to reoffer or resell interests or shares of Common Stock acquired through the Plan.

You should rely only on the information contained in this prospectus supplement and the attached prospectus. Georgetown Bancorp, Inc., Georgetown Savings Bank and the Plan have not authorized anyone to provide you with information that is different.

This prospectus supplement does not constitute an offer to sell or solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. Neither the delivery of this prospectus supplement and the prospectus nor any sale of Common Stock or stock units representing an ownership interest in Common Stock shall under any circumstances imply that there has been no change in the affairs of Georgetown Savings Bank or the Plan since the date of this prospectus supplement, or that the information contained in this prospectus supplement or incorporated by reference is correct as of any time after the date of this prospectus supplement.

The date of this prospectus supplement is                         , 200    .

TABLE OF CONTENTS

THE OFFERING	1

Securities Offered	1

Election to Purchase Stock Units Representing an Ownership Interest in Common Stock in The Offering:	1

Priorities	1

Value of Plan Assets	2

Election to Purchase Stock Units Representing an Ownership Interest in Common Stock in the Stock Offering	3

Method of Directing Transfer	3

Time for Directing Transfer	3

Irrevocability of Transfer Direction	3

Direction to Purchase Common Stock	4

Voting Rights of Common Stock	4

DESCRIPTION OF THE PLAN	4

Introduction	4

Eligibility and Participation	5

Contributions Under the Plan	5

Limitations on Contributions	6

Benefits Under the Plan	6

Withdrawals and Distributions from the Plan	7

Investment of Contributions and Account Balances	7

Performance History	8

Investment in Common Stock of Georgetown Bancorp, Inc.	11

Administration of the Plan	12

Amendment and Termination	12

Merger, Consolidation or Transfer	13

Federal Income Tax Consequences	13

Additional Employee Retirement Income Security Act (“ERISA”) Considerations	14

Securities and Exchange Commission Reporting and Short-Swing Profit Liability	15

Financial Information Regarding Plan Assets	15

LEGAL OPINION	16

Statement of Net Assets Available for Benefits as of , 200	17

Statement of Changes in Net Assets Available For Plan Benefits	18

THE OFFERING

Securities Offered

Georgetown Bancorp, Inc. is offering participation interests in the SBERA 401(k) Plan for the benefit of Georgetown Savings Bank (the “Plan”). The participation interests represent indirect ownership of Georgetown Bancorp, Inc.’s common stock through the Plan. Assuming a purchase price of $10 per share, the Plan may acquire up to 121,411 shares of Georgetown Bancorp, Inc. common stock in the offering. Only employees of Georgetown Savings Bank may become participants in the Plan. Your investment stock units representing an ownership interest in the common stock of Georgetown Bancorp, Inc. in the offering through the Georgetown Bancorp, Inc. Stock Fund available under the Plan is subject to the purchase priorities contained in the Georgetown Savings Bank Plan of Reorganization from a Mutual Savings Bank to a Mutual Holding Company and Stock Issuance Plan (“Plan of Reorganization”).

Information with regard to the Plan is contained in this prospectus supplement and information with regard to the financial condition, results of operations and business of Georgetown Savings Bank is contained in the attached prospectus. The address of the principal executive office of Georgetown Savings Bank is 2 East Main Street, Georgetown, Massachusetts 01833.

Election to Purchase Stock Units Representing an Ownership Interest in Common Stock in The Offering: Priorities

In connection with the reorganization and stock offering, you may elect to transfer all or part of your account balances in the Plan to the Georgetown Bancorp, Inc. Stock Fund, to be used to purchase stock units representing an ownership interest in the Common Stock issued in the offering. All Plan participants are eligible to direct a transfer of funds to the Georgetown Bancorp, Inc. Stock Fund. However, such directions are subject to the purchase priorities in the Plan of Reorganization as follows: (1) eligible account holders, (2) tax-qualified employee benefit plans of Georgetown Savings Bank, including the employee stock ownership plan which we intend to adopt, (3) supplemental eligible account holders, (4) other depositors, and (5) directors, officers and employees of Georgetown Savings Bank or Georgetown Bancorp, Inc. An eligible account holder is a depositor whose deposit account(s) totaled $50.00 or more on December 31, 2002. A supplemental eligible account holder is a depositor whose deposit account(s) totaled $50.00 or more on September 30, 2004. Other depositors are depositors whose accounts total $50.00 or more on October 31, 2004. If you fall into subscription offering categories (1), (3) or (4), you have subscription rights to purchase stock units representing an ownership interest in shares of Georgetown Bancorp, Inc. common stock in the subscription offering and you may use funds in the Plan account to pay for the stock units representing an ownership interest in shares of Georgetown Bancorp, Inc. common stock which you are eligible to purchase. You may also be able to purchase stock units representing an ownership interest in shares of Georgetown Bancorp, Inc. common stock in the subscription offering even though you are unable to purchase through subscription offering categories (1), (3) or (4) if Georgetown Savings Bank determines to allow the Plan to purchase stock units representing an ownership interest in shares through subscription offering category (2), reserved for its tax-qualified employee plans, including the employee stock ownership plan which will be adopted by Georgetown Savings Bank in connection with the reorganization and stock offering. The trustee of the Georgetown Bancorp, Inc. Stock Fund will purchase stock units representing an ownership interest in Common Stock in accordance with your directions. No later than the closing date of the subscription offering period, the amount that you elect to transfer from your existing account balances for the purchase of stock units representing an ownership interest in Common Stock in the offering will be removed from your existing accounts and transferred to a money market account, pending the closing of the offering. At the close of the offering, and subject to a determination as to whether all or any portion of your order may be filled (based on your purchase priority and whether the offering is oversubscribed), all or a portion of the amount that you have transferred to purchase stock units representing an ownership interest in stock in the offering will be applied to the purchase of such stock units.

In the event the offering is oversubscribed, i.e. there are more orders for Common Stock than shares available for sale in the offering, and the trustee is unable to use the full amount allocated by you to purchase stock units representing an ownership interest in Common Stock in the offering, the amount that cannot be invested in Common Stock will be reinvested in the investment funds of the Plan. The amount that cannot be applied to the purchase of stock units representing an ownership interest in Common Stock in the offering and any interest your account earned, pending investment in stock units representing an ownership interest in Common Stock, will be reinvested in accordance with your then existing investment election (in proportion to your investment direction for future contributions). If you fail to direct the investment of your account balances towards the purchase of any stock units representing an ownership interest in shares in connection with the offering, your account balances will remain in the investment funds of the Plan as previously directed by you.

Value of Plan Assets

As of June 30, 2004, the market value of the assets of the Plan was approximately $1,216,599.80, of which approximately $1,214,114 is eligible to purchase Common Stock in the offering. The Plan administrator informed each participant of the value of his or her account balance under the Plan as of June 30, 2004.

Election to Purchase Stock Units Representing an Ownership Interest in Common Stock in the Stock Offering

In connection with the stock offering, the Plan will permit you to direct the trustee to transfer all or part of the funds which represent your current beneficial interest in the assets of the Plan to the Georgetown Bancorp, Inc. Stock Fund. The trustee of the Plan will subscribe for Georgetown Bancorp, Inc. common stock offered for sale in connection with the stock offering, in accordance with each participant’s direction. In order to purchase stock units representing an ownership interest in shares in the offering through the Plan, you must purchase stock units representing an ownership interest in at least 25 shares in the offering through the Plan. The trustee will pay $10.00 per stock unit representing an ownership interest in a share, which will be the same price paid by all other persons who purchase shares in the stock offering.

Method of Directing Transfer

You will receive a Special Election Form on which you can elect to transfer all or a portion of your account balance in the Plan to the Georgetown Bancorp, Inc. Stock Fund for the purchase of stock units representing an ownership interest in stock in the offering, provided that you purchase stock units representing an ownership interest in at least 25 shares through the Plan. If you wish to use all or part of your account balance in the Plan to purchase Common Stock issued in the stock offering, you should indicate that decision on the Special Election Form. If you do not wish to make an election at this time, you should check the box at the bottom of the Special Election Form and return the form to Wendy Girroir, a representative of the Plan administrator, Georgetown Savings Bank, 2 East Main Street, Georgetown, Massachusetts 01833, no later than 12:00 Noon on                         , 200    .

Time for Directing Transfer

If you wish to purchase stock units representing an ownership interest in Common Stock with your Plan account balances, you must return your Special Election Form to Wendy Girroir, a representative of the Plan administrator, Georgetown Savings Bank, 2 East Main Street, Georgetown, Massachusetts 01833, no later than 12:00 Noon on                         , 200    , if you wish to purchase stock in the offering. You may return your Special Election Form by hand delivery, mail or by faxing it to (978) 352-4449, so long as it is returned by the time specified.

Irrevocability of Transfer Direction

You may not change your special election to transfer amounts to the Georgetown Bancorp, Inc. Stock Fund for the purchase of stock units representing an ownership interest in stock in the offering. Your election is irrevocable until after the offering has concluded. You will, however, continue to have the ability to transfer amounts not directed towards the purchase of stock units representing an ownership interest in stock in the offering amongst all of the other investment funds on a daily basis.

Direction to Purchase Common Stock

You will be able to purchase stock units representing an ownership interest in stock after the offering through your investment in the Georgetown Bancorp, Inc. Stock Fund. You may direct that your future contributions or your account balance in the Plan be transferred to the Georgetown Bancorp, Inc. Stock Fund. After the offering, to the extent that shares are available, the trustee of the Plan will acquire Common Stock at your election in open market transactions at the prevailing price. You may change your investment allocation on a daily basis. Provided, however, that the Plan Administrator will honor the changes in your investment allocation on a monthly basis. Special restrictions may apply to transfers directed to and from the Georgetown Bancorp, Inc. Stock Fund by the participants who are subject to the provisions of section 16(b) of the Securities Exchange Act of 1934, as amended, relating to the purchase and sale of securities by officers, directors and principal shareholders of Georgetown Bancorp, Inc.

Voting Rights of Common Stock

The Georgetown Bancorp, Inc. Stock Fund is included in the SBERA Trust. The Plan Administrator vote all shares of Georgetown Bancorp, Inc. common stock held by the Georgetown Bancorp, Inc. Stock Fund, including the interest in the Stock Fund credited to your account, except for votes involving a change in control, in which case the participants and beneficiaries will vote using a pass-through arrangement. The Plan Administrator is Thomas Forese, Jr., President of SBERA. The Plan Administrator has a fiduciary obligation to vote the shares of Georgetown Bancorp, Inc. Common Stock held by the Georgetown Bancorp, Inc. Stock Fund, including the interest in the Stock Fund credited to your account, solely in the best interests of the Plan’s participants and beneficiaries.

DESCRIPTION OF THE PLAN

Introduction

Georgetown Savings Bank originally adopted the SBERA 401(k) Plan (the “Plan”) effective as of April 1, 1995, and subsequently amended and restated it, effective January 1,

2002 (the “Plan”). The Plan is a tax-qualified plan with a cash or deferred compensation feature established in accordance with the requirements under Section 401(a) and Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”).

Georgetown Savings Bank intends that the Plan, in operation, will comply with the requirements under Section 401(a) and Section 401(k) of the Code. Georgetown Savings Bank will adopt any amendments to the Plan that may be necessary to ensure the continuing qualified status of the Plan under the Code and applicable Treasury Regulations.

Employee Retirement Income Security Act (“ERISA”). The Plan is an “individual account plan” other than a “money purchase pension plan” within the meaning of ERISA. As such, the Plan is subject to all of the provisions of Title I (Protection of Employee Benefit Rights) and Title II (Amendments to the Code Relating to Retirement Plans) of ERISA, except to the funding requirements contained in Part 3 of Title I of ERISA which by their terms do not apply to an individual account plan (other than a money purchase plan). The Plan is not subject to Title IV (Plan Termination Insurance) of ERISA. The funding requirements contained in Title IV of ERISA are not applicable to participants or beneficiaries under the Plan.

Reference to Full Text of Plan. The following portions of this prospectus supplement summarize certain provisions of the Plan. They are not complete and are qualified in their entirety by the full text of the Plan. Copies of the Plan are available to all employees by filing a request with the Plan administrator c/o Georgetown Savings Bank, 2 East Main Street Georgetown, Massachusetts 01833. You are urged to read carefully the full text of the Plan.

Eligibility and Participation

Employees who are at least 21 years old and have one year of service with Georgetown Savings Bank are eligible to enter the Plan on the first day of the month coinciding with or next following the date on which the employee meets the age and year of service requirements (a year of service includes the performances of at least 1,000 hours of service). Leased employees are not eligible to participate in the Plan. The Plan year is January 1 to December 31 (the “Plan Year”).

As of June 30, 2004, there were approximately 36 employees and former employees eligible to participate in the Plan and 28 employees participating by making elective deferral contributions.

Contributions Under the Plan

401(k) Plan Contributions. You are permitted to defer on a pre-tax basis up to 75% of your compensation (expressed in terms of whole percentages), subject to certain restrictions imposed by the Code, and to have that amount contributed to the Plan on your behalf. For purposes of the Plan, “compensation” means your compensation subject to income tax withholding at the source, as reported on your Form W-2, with all pre-tax contributions added. In 2004, the annual compensation of each participant taken into account under the Plan is limited to $205,000. (Limits established by the Internal Revenue Service are subject to increase pursuant to an annual cost-of-living adjustment, as permitted by the Code). You may elect to modify the amount contributed to the Plan by filing a new elective deferral agreement with the Plan administrator at the beginning of the next payroll period.

Guaranteed Non-Elective Contribution. Georgetown Savings Bank will make a non-elective contribution equal to 3% of the compensation of each eligible employee.

Employer Matching Contributions. Georgetown Savings Bank will make matching contributions to the Plan in an amount equal to 50% of the participant’s elective deferrals up to a maximum of 6% of compensation. Matching contributions will be based on a bi-weekly computation period. Matching contributions will not be made on deferrals withdrawn prior to the end of the matching computation period.

Limitations on Contributions

Limitations on Employee Salary Deferrals. For the Plan Year beginning January 1, 2004, the amount of your before-tax contributions may not exceed $13,000 per calendar year. This amount is increased in $1,000 increments through 2006 and thereafter may be adjusted periodically by law, based on changes in the cost of living. In addition, if you turn 50 years old in 2004, you will be able to make a “catch-up” contribution of up to $3,000 in addition to the $13,000 limit. The “catch-up” contribution limit is increased in $1,000 increments through 2006 and thereafter may be adjusted periodically by law, based on changes in the cost of living. Contributions in excess of these limits, as applicable to you, are known as excess deferrals. If you defer amounts in excess of these limitations, as applicable to you, your gross income for federal income tax purposes will include the excess in the year of the deferral. In addition, unless the excess deferral is distributed before April 15 of the following year, it will be taxed again in the year distributed. Income on the excess deferral distributed by April 15 of the immediately succeeding year will be treated, for federal income tax purposes, as earned and received by you in the tax year in which the contribution is made.

Limitation on Plan Contributions for Highly Compensated Employees. Special provisions of the Code limit the amount of employee deferrals and employer matching contributions that may be made to the Plan in any year on behalf of highly compensated employees, in relation to the amount of employee deferrals and employer matching contributions made by or on behalf of all other employees eligible to participate in the Plan. A highly compensated employee includes any employee who (1) was a 5% owner of Georgetown Bancorp, Inc. at any time during the current or preceding year, or (2) had compensation for the preceding year of more than $90,000. The dollar amounts in the foregoing sentence may be adjusted annually to reflect increases in the cost of living. If these limitations are exceeded, the level of deferrals by highly compensated employees may have to be adjusted.

Benefits Under the Plan

Vesting. At all times, you have a fully vested, nonforfeitable interest in the 401(k) deferrals you have made, the qualified matching contributions and qualified non-elective contributions and their investment earnings.

Withdrawals and Distributions from the Plan

In-service withdrawals are not permitted under the Plan. However, in the event of financial hardship, participants may withdraw their elective deferrals.

Withdrawal upon Retirement. You may withdraw from your account upon attainment of early retirement age (age 59 1/2) or normal retirement age (age 65). You may also leave your account with the Plan and defer commencement of receipt of your vested balance until April 1 of the calendar year following the calendar year in which you attain age 70 1/2, except that distributions to a participant (other than a 5% owner) with respect to benefits accrued after the later of the adoption of the Plan or the effective date of the amendment of the Plan must commence no later than the April 1 of the calendar year following the later of the calendar year in which the participant attains age 70 1/2 or the calendar year in which the participant retires.

Distributions are made in a lump sum or in installments.

Georgetown Savings Bank permits Plan participants to obtain loans from their accounts.

Investment of Contributions and Account Balances

All amounts credited to your accounts under the Plan are held in the Plan trust (the “Trust”) which is administered by the trustee appointed by Georgetown Savings Bank’s Board of Directors.

Prior to the effective date of the offering, you were provided the opportunity to direct the investment of your account into one of the following funds:

1.	Money Market Account
2.	Equity Account
3.	Bond Account
4.	Index 500 Account
5.	International Equity Account
6.	Small Cap Growth Account
7.	Large Cap Growth Account
8.	Mid-Large Cap Value Account
9.	Large Cap Value Account
10.	Small Cap Value Account
11.	LifePath Retirement Account
12.	LifePath 2010 Account
13.	LifePath 2020 Account
14.	LifePath 2030 Account
15.	LifePath 2040 Account

In connection with the offering, the Plan now provides that in addition to the funds specified above, you may direct the trustee, or its representative, to invest all or a portion of your account in the Georgetown Bancorp, Inc. Stock Fund. You may elect to have both past contributions and earnings, as well as future contributions to your account invested among the funds listed above. If you fail to provide an effective investment direction, your contributions will be invested in the Money Market Account until such time as you provide an effective investment direction. Transfers of past contributions and the earnings thereon do not affect the investment mix of future contributions. You may change your investment directions at any time. This may be done either by telephone or electronic medium. You may also redirect the investment of your investment accounts such that a percentage of any one or more investment accounts may be transferred to any one or more other investment accounts either by telephone or electronic medium.

Performance History

The following table provides performance data with respect to the investment funds available under the Plan through June 30, 2004:

Average Compound Rate of Return

As of the Quarter Ended June 30, 2004

Stock Funds	QTR		YTD		1 YEAR		3 YEAR		5 YEAR	10 YEAR
Money Market Account	0.25%		0.50%		0.98%		1.61%		3.21%	4.29%
Equity Account	1.24%		4.06%		22.35%		-0.90%		1.68%	10.71%
Bond Account	-2.47%		0.17%		0.28%		6.60%		7.08%	7.29%
Index 500 Account	1.72%		3.44%		19.08%		-0.68%		-2.20%	11.83%
International Equity Account	0.70%		4.55%		25.94%		1.53%		3.74%	7.32%
Small Cap Growth Account	-1.66%		1.36%		22.52%		-4.25%		3.33%	13.67%
Large Cap Growth Account	4.49%	(1)	9.50%	(1)	25.60	(1)	N/A		N/A	N/A
Mid-Large Cap Value Account	0.38%	(2)	3.47%	(2)	19.18%	(2)	1.86%	(2)	N/A	N/A
Large Cap Value Account	2.81%	(2)	3.96%	(2)	20.35%	(2)	0.98%	(2)	N/A	N/A
Small Cap Value Account	-0.24%	(3)	6.49%	(3)	29.13%	(3)	28.06%	(3)	N/A	N/A
LifePath Retirement Account	-1.55%	(4)	1.31%	(4)	8.00%	(4)	N/A		N/A	N/A
LifePath 2010 Account	-1.16%	(4)	1.84%	(4)	10.80%	(4)	N/A		N/A	N/A
LifePath 2020 Account	-0.52%	(4)	2.43%	(4)	13.90%	(4)	N/A		N/A	N/A
LifePath 2030 Account	-0.09%	(4)	2.93%	(4)	16.00%	(4)	N/A		N/A	N/A
LifePath 2040 Account	0.17%	(4)	3.14%	(4)	18.20%	(4)	N/A		N/A	N/A

Date available to SBERA Participants (1)August 1, 2003, (2)March 1, 2002, (3)August 1, 2002, and (4)July 1, 2003.

Market Comparisons

	2ND QTR	YTD	1 YEAR	3 YEAR	5 YEAR	10 YEAR
Standard & Poor’s 500	1.72%	3.44%	19.10%	-0.69%	-2.20%	11.83%
Russell 2000 Growth Index	0.47%	6.76%	33.37%	6.24%	6.63%	10.93%
MSCI EAFE Index	0.21%	4.56%	32.37%	3.87%	0.08%	4.07%
Lehman Brothers Aggregate Bond Index	-2.44%	0.15%	0.32%	6.36%	6.95%	7.38%
Lipper Average Money Market Fund	0.17%	0.33%	0.67%	1.35%	3.05%	4.21%

The following is a description of each of the Plan’s investment funds:

Money Market Account. This account seeks the maximum current income that is consistent with preservation of capital and liquidity. The account intends to maintain a consistent net cash value of $1.00 per share. The objective of the account is to consistently outperform the Lipper Average Money Market Fund Index. All Money Market Account assets are invested in short-term securities issued by the U.S. Government and agencies of the U.S. Government, with maturities of six months or less. Interest is calculated at the end of the month. Interest on withdrawals is calculated to the date of withdrawal. This account offers the lowest risk of all the SBERA investment options.

Equity Account. This account seeks long-term growth of capital and income by investing in common stock of domestic and foreign companies. The account is managed by nine investment advisors, each with a different investment mandate. The Equity Account offers the risk and return characteristics of domestic and international equities and predominately active portfolio management.

Bond Account. This account seeks to provide a real rate of return after inflation with a high degree of stability and low volatility. The bond Account is invested in U.S. Government and other investment grade fixed income debt. The fund aims to match the performance of the Lehman Brothers Aggregate Bond Index, the most widely recognized benchmark for U.S. debt. The fund includes medium-to-high quality bonds with maturities of at least one year including government, corporate, mortgage-backed and asset-backed securities. The fund is broadly diversified across sectors, quality, coupon and time to maturity. The fund’s duration is significantly lower than a long-term bond fund. As a result, the fund is likely to experience lower price volatility because its duration is significantly less than a less diversified, long-term bond fund. In periods of rising interest rates, the fund would be expected to lose less of its value than a long duration fund. However, in periods of declining interest rates, the expected return would be lower. Comprised entirely of fixed-income securities, the fund is exposed to a number of risks including interest rate, income, credit and prepayment risk. The fund has a moderate exposure to changes in interest rates, particularly increases in interest rates. The risk level is moderate to low.

Index 500 Account. This account attempts to provide investment results that parallel the performance of the Standard & Poor’s 500 Composite Stock Price Index. Given the objective, the account is expected to provide investors with long-term growth of capital and income. The Index 500 Account is designed for investors who want a low-cost method of consistently paralleling the return of the S&P 500 Index. The account provides investors with broad diversification and significantly less specific risk than a more concentrated portfolio.

International Equity Account. This account seeks to provide long-term capital appreciation by investing in foreign equity securities. The fund invests in securities of foreign corporations that are traded on foreign exchanges or over-the-counter. The fund’s basic approach to portfolio management is one of individual equity selection that seeks to identify undervalued stocks. The fund does not initially make industry or county allocations. As a result, country exposure may be concentrated at times, although prudent portfolio diversification practices are followed, designed to ensure that no sector becomes unduly overweighted. Under normal market conditions the fund invests at least 80% of assets in at least three countries not including the U.S.

Small Cap Growth Account. This account is grounded in the philosophy that superior investment returns are generated over the long term by investing in under-followed companies experiencing a dramatic acceleration in earnings and revenue growth. Dedicated to its investment style, the small cap growth’s objective is to create a portfolio of aggressive small cap growth companies that can generate superior risk-adjusted rates of return over a full market cycle.

Large Cap Growth Account. This account uses a highly disciplined, mathematical investment strategy designed to seek long-term returns in excess of the target benchmark, while reducing the risk of significant under performance. The Large Cap Growth Account uses the S&P BARRA Growth Index as a benchmark.

Mid-Large Cap Value Account. This account seeks superior total return with only a moderate degree of risk by investing primarily in U.S. dollar-denominated equity securities of companies with market capitalizations of at least $2 billion. The account seeks to achieve a total return greater than the S&P 500 over a full market cycle and indices comprised of value-oriented stocks over shorter periods. The account may invest in cash and cash equivalents but the account’s investment in such instruments will generally not exceed 5% of its total assets. The account intends to be virtually fully invested in equity securities at all times. The account will typically hold between 40 and 45 securities.

Large Cap Value Account. This account’s investment philosophy combines detailed fundamental research, bottom-up stock selection and portfolio construction, and disciplined management of portfolio volatility to achieve strong risk-adjusted returns over full market cycles. The account normally invests 90-100% of assets in highly liquid equity securities and up to 10% of assets in cash and cash equivalents. The account will normally hold between 50 and 60 securities and offers risk and return characteristics of domestic equities and active portfolio management.

Small Cap Value Account. This account utilizes a highly disciplined, bottom-up value approach to investing. The process is intended to generate excess returns primarily through stock selection focusing on securities with attractive valuations within the Russell 2000 sectors that exhibit earnings growth. The strategy’s goal is to outperform the Russell 2000 and Russell 2000 Value Indices over a full market cycle. This account’s investment process and valuation discipline is designed to be conservative and less volatile than the market.

LifePath Accounts. SBERA offers a series of LifePath accounts that are intended for participants who would rather leave their 401(k) account asset allocation decisions to a professional investment manager. Each fund utilizes a predetermined mix of specific asset classes with frequent re-balancing back to the fund’s target allocation. The LifePath series includes five separate funds:

LifePath Retirement Account

LifePath 2010 Account

LifePath 2020 Account

LifePath 2030 Account

LifePath 2040 Account

The LifePath accounts are named for the approximate year in which the participants investing in the account are likely to begin withdrawing their money, i.e., the LifePath Retirement Account is designed for retirees already withdrawing their money, the LifePath 2040 Account is designed for participants planning to begin withdrawals around 2040. Each account has different asset allocations resulting from the different estimated investment horizons for each account. Each account is broadly diversified and monitored daily to ensure that each portfolio at all times will have the characteristics and asset allocation determined by the LifePath model. The portfolios are typically re-balanced 15-25 times a year. The typical re-balance is 2% of total assets, with an annual turnover of approximately 40%-45%. The risk and return characteristics of each account also depend on the expected investment horizon of the participants invested in each account. For instance, the LifePath Retirement Account, designed for individuals with a short investment horizon (participants already withdrawing their money) has the lowest risk factor and lowest expected return of the LifePath series. Conversely, the LifePath 2040 Account had the longest investment horizon resulting in the highest risk factor (invested primarily in equities) and the highest expected return of the LifePath series. As the investment horizon approaches for each LifePath Account, the asset allocation for such account is re-balanced to lower investment risk, with a corresponding reduction in expected return.

An investment in any of the funds listed above is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit

Insurance Corporation or any other government agency. As with any mutual fund investment, there is always a risk that you may lose money on your investment in any of the funds listed above.

Investment in Common Stock of Georgetown Bancorp, Inc.

In connection with the offering, the Plan now offers the Georgetown Bancorp, Inc. Stock Fund as an additional choice to these investments options. The Georgetown Bancorp, Inc. Stock Fund invests primarily in the common stock of Georgetown Bancorp, Inc. In connection with the offering, you may direct the trustee to invest up to 100% of your Plan account in the Georgetown Bancorp, Inc. Stock Fund as a one-time special election. Subsequent to the offering, you may elect to invest all or a portion of your payroll deduction contributions in the Georgetown Bancorp, Inc. Stock Fund. Subsequent to the offering, you may also elect to transfer into the Georgetown Bancorp, Inc. Stock Fund all or a portion of your accounts currently invested in other funds under the Plan.

The Georgetown Bancorp, Inc. Stock Fund consists primarily of investments in the common stock of Georgetown Bancorp, Inc. After the offering, the trustee of the Plan will, to the extent practicable, use all amounts held by it in the Georgetown Bancorp, Inc. Stock Fund, including cash dividends paid on the Common Stock held in the fund, to purchase additional shares of common stock of Georgetown Bancorp, Inc.

As of the date of this prospectus supplement, none of the shares of Georgetown Bancorp, Inc. common stock have been issued or are outstanding and there is no established market for Georgetown Bancorp, Inc. common stock. Accordingly, there is no record of the historical performance of the Georgetown Bancorp, Inc. Stock Fund. Performance of the Georgetown Bancorp, Inc. Stock Fund depends on a number of factors, including the financial condition and profitability of Georgetown Bancorp, Inc. and Georgetown Savings Bank and market conditions for Georgetown Bancorp, Inc. common stock generally.

Investments in the Georgetown Bancorp, Inc. Stock Fund involve special risks common to investments in the common stock of Georgetown Bancorp, Inc.

For a discussion of material risks you should consider, see “Risk Factors” beginning on page      of the attached prospectus.

Administration of the Plan

The Trustee and Custodian. The trustee of the Plan is the Savings Bank Employee Retirement Association. Savings Bank Employee Retirement Association serves as trustee for all the investments funds under the Plan, provided, however, that during the offering period for Georgetown Bancorp, Inc. common stock, [information to come] will serve as the trustee of the Georgetown Bancorp, Inc. Stock Fund. Following the offering period, the Savings Bank Employee Retirement Association will also serve as the trustee of the Georgetown Bancorp, Inc. Stock Fund.

Plan Administrator. Pursuant to the terms of the Plan, the Plan is administered by the Plan administrator. The address of the Plan administrator is Georgetown Savings Bank, Attention: Human Resources, 2 East Main Street, Georgetown, Massachusetts 01833, telephone number (978) 352-8600. The Plan administrator is responsible for the administration of the Plan, interpretation of the provisions of the Plan, prescribing procedures for filing applications for benefits, preparation and distribution of information explaining the Plan, maintenance of Plan records, books of account and all other data necessary for the proper administration of the Plan, preparation and filing of all returns and reports relating to the Plan which are required to be filed with the U.S. Department of Labor and the Internal Revenue Service, and for all disclosures required to be made to participants, beneficiaries and others under Sections 104 and 105 of ERISA.

Reports to Plan Participants. The Plan administrator will furnish you a statement at least quarterly showing the balance in your account as of the end of that period, the amount of contributions allocated to your account for that period, and any adjustments to your account to reflect earnings or losses (if any).

Amendment and Termination

It is the intention of Georgetown Savings Bank to continue the Plan indefinitely. Nevertheless, Georgetown Savings Bank may terminate the Plan at any time. If the Plan is terminated in whole or in part, then regardless of other provisions in the Plan, you will have a fully vested interest in your accounts. Georgetown Savings Bank reserves the right to make any amendment or amendments to the Plan which do not cause any part of the trust to be used for, or diverted to, any purpose other than the exclusive benefit of participants or their beneficiaries; provided, however, that Georgetown Savings Bank may make any amendment it determines necessary or desirable, with or without retroactive effect, to comply with ERISA.

Merger, Consolidation or Transfer

In the event of the merger or consolidation of the Plan with another plan, or the transfer of the trust assets to another plan, the Plan requires that you would, if either the Plan or the other plan terminates, receive a benefit immediately after the merger, consolidation or transfer which is equal to or greater than the benefit you would have been entitled to receive immediately before the merger, consolidation or transfer, if the Plan had then terminated.

Federal Income Tax Consequences

The following is a brief summary of the material federal income tax aspects of the Plan. You should not rely on this summary as a complete or definitive description of the material federal income tax consequences relating to the Plan. Statutory provisions change, as do their interpretations, and their application may vary in individual circumstances. Finally, the consequences under applicable state and local income tax laws may not be the same as under the federal income tax laws. Please consult your tax advisor with respect to any distribution from the Plan and transactions involving the Plan.

As a “tax-qualified retirement plan,” the Code affords the Plan special tax treatment, including:

(1) the sponsoring employer is allowed an immediate tax deduction for the amount contributed to the Plan each year;

(2) participants pay no current income tax on amounts contributed by the employer on their behalf; and

(3) earnings of the Plan are tax-deferred, thereby permitting the tax-free accumulation of income and gains on investments.

Georgetown Savings Bank will administer the Plan to comply with the requirements of the Code as of the applicable effective date of any change in the law.

        Lump-Sum Distribution. A distribution from the Plan to a participant or the beneficiary of a participant will qualify as a lump-sum distribution if it is made within one taxable year, on account of the participant’s death, disability or separation from service, or after the participant attains age 59 1/2, and consists of the balance credited to participants under the Plan and all other profit sharing plans, if any, maintained by Georgetown Savings Bank. The portion of any lump-

sum distribution required to be included in your taxable income for federal income tax purposes consists of the entire amount of the lump-sum distribution, less the amount of after-tax contributions, if any, you have made to this Plan and any other profit sharing plans maintained by Georgetown Savings Bank, which is included in the distribution.

Georgetown Bancorp, Inc. Common Stock Included in Lump-Sum Distribution. If a lump-sum distribution includes Georgetown Bancorp, Inc. common stock, the distribution generally will be taxed in the manner described above, except that the total taxable amount may be reduced by the amount of any net unrealized appreciation with respect to Georgetown Bancorp, Inc. common stock; that is, the excess of the value of Georgetown Bancorp, Inc. common stock at the time of the distribution over its cost or other basis of the securities to the trust. The tax basis of Georgetown Bancorp, Inc. common stock, for purposes of computing gain or loss on its subsequent sale, equals the value of Georgetown Bancorp, Inc. common stock at the time of distribution, less the amount of net unrealized appreciation. Any gain on a subsequent sale or other taxable disposition of Georgetown Bancorp, Inc. common stock, to the extent of the amount of net unrealized appreciation at the time of distribution, will constitute long-term capital gain, regardless of the holding period of Georgetown Bancorp, Inc. common stock. Any gain on a subsequent sale or other taxable disposition of Georgetown Bancorp, Inc. common stock, in excess of the amount of net unrealized appreciation at the time of distribution, will be considered long-term capital gain. The recipient of a distribution may elect to include the amount of any net unrealized appreciation in the total taxable amount of the distribution, to the extent allowed by regulations to be issued by the Internal Revenue Service.

Distributions: Rollovers and Direct Transfers to Another Qualified Plan or to an IRA. You may roll over virtually all distributions from the Plan to another qualified plan or to an individual retirement account in accordance with the terms of the other plan or account.

Additional Employee Retirement Income Security Act (“ERISA”) Considerations

As noted above, the Plan is subject to certain provisions of ERISA, including special provisions relating to control over the Plan’s assets by participants and beneficiaries. The Plan’s feature that allows you to direct the investment of your account balances is intended to satisfy the requirements of section 404(c) of ERISA relating to control over plan assets by a participant or beneficiary. The effect of this is two-fold. First, you will not be deemed a “fiduciary” because of your exercise of investment discretion. Second, no person who otherwise is a fiduciary, such as Georgetown Savings Bank, the Plan administrator, or the Plan’s trustee is liable under the fiduciary responsibility provision of ERISA for any loss which results from your exercise of control over the assets in your Plan account.

Because you will be entitled to invest all or a portion of your account balance in the Plan in Georgetown Bancorp, Inc. common stock, the regulations under section 404(c) of the ERISA require that the Plan establish procedures that ensure the confidentiality of your decision to purchase, hold, or sell employer securities, except to the extent that disclosure of such information is necessary to comply with federal or state laws not preempted by ERISA. These regulations also require that your exercise of voting and similar rights with respect to the Common Stock be conducted in a way that ensures the confidentiality of your exercise of these rights.

Securities and Exchange Commission Reporting and Short-Swing Profit Liability

Section 16 of the Securities Exchange Act of 1934 imposes reporting and liability requirements on officers, directors, and persons beneficially owning more than 10% of public companies such as Georgetown Bancorp, Inc. Section 16(a) of the Securities Exchange Act of 1934 requires the filing of reports of beneficial ownership. Within 10 days of becoming an officer, director or person beneficially owning more than 10% of the shares of Georgetown Bancorp, Inc., a Form 3 reporting initial beneficial ownership must be filed with the Securities and Exchange Commission. Changes in beneficial ownership, such as purchases, sales and gifts generally must be reported periodically, either on a Form 4 within 2 business days after the change occurs, or annually on a Form 5 within 45 days after the close of Georgetown Bancorp, Inc.’s fiscal year. Discretionary transactions in and beneficial ownership of the Common Stock through the Georgetown Bancorp, Inc. Stock Fund of the Plan by officers, directors and persons beneficially owning more than 10% of the common stock of Georgetown Bancorp, Inc. generally must be reported to the Securities and Exchange Commission by such individuals.

In addition to the reporting requirements described above, section 16(b) of the Securities Exchange Act of 1934 provides for the recovery by Georgetown Bancorp, Inc. of profits realized by an officer, director or any person beneficially owning more than 10% of Georgetown Bancorp, Inc.’s common stock resulting from non-exempt purchases and sales of Georgetown Bancorp, Inc. common stock within any six-month period.

The Securities and Exchange Commission has adopted rules that provide exemptions from the profit recovery provisions of section 16(b) for all transactions in employer securities within an employee benefit plan, provided certain requirements are met. These requirements generally involve restrictions upon the timing of elections to acquire or dispose of employer securities for the accounts of section 16(b) persons.

Except for distributions of Common Stock due to death, disability, retirement, termination of employment or under a qualified domestic relations order, persons affected by section 16(b) are required to hold shares of Common Stock distributed from the Plan for six months following such distribution and are prohibited from directing additional purchases of units within the Georgetown Bancorp, Inc. Stock Fund for six months after receiving such a distribution.

Financial Information Regarding Plan Assets

Financial information representing the net assets available for Plan benefits and the change in net assets available for Plan benefits at             , 200_, are attached to this prospectus supplement.

LEGAL OPINION

The validity of the issuance of the Common Stock has been passed upon by Luse Gorman Pomerenk & Schick, P.C., Washington, D.C., which firm acted as special counsel to Georgetown Savings Bank in connection with Georgetown Bancorp, Inc.’s offering.

SBERA 401(k) PLAN FOR THE BENEFIT OF

GEORGETOWN SAVINGS BANK

Statement of Net Assets Available for Benefits as of                     , 200

, 200
	Beginning of Year		End of Year
Assets	$		$

Investments	$		$

Liabilities		$—		$—

Net Assets Available for Plan Benefits	$		$

SBERA 401(k) PLAN FOR THE BENEFIT OF

GEORGETOWN SAVINGS BANK

Statement of Changes in Net Assets Available For Plan Benefits

, 200
Investment Income	$
Investment Expense	$
Net Investment Income	$

Contributions	$

Total Additions	$
Benefits paid:
Withdrawals	$
Increase in Net Assets	$
Net Assets Available for Plan

Benefits: Beginning of Year	$

End of Year	$